FILED VIA EDGAR

November 6, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Cedar Fund Trust

File Nos. 333-232926 and 811-23459

Ladies and Gentlemen:

Red Cedar Fund Trust (the “Trust”) and Ultimus Fund Distributors, LLC, the Trust’s principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 2 to the Trust’s registration statement be accelerated to 9:30 am on November 7, 2019 or as soon thereafter as reasonably practicable.

The Trust and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933, as amended.

Very truly yours,

RED CEDAR FUND TRUST		ULTIMUS FUND DISTRIBUTORS, LLC

By:	/s/ David Withrow	By:	/s/ Kevin Guerette
	David Withrow, President		Kevin Guerette, President